UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-32186
___________________

YM BioSciences Inc.
(Translation of registrant's name into English)

Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario
Canada L4W 4Y4
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

INCORPORATION BY REFERENCE

This Form 6-K shall be incorporated by reference into the Prospectus and Registration Statement on Form F-3 of YM BioSciences Inc. (File No. 333-120153) and as an Exhibit to the Registration Statement on Form F-10 of YM BioSciences Inc. (File No. 333-131250).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By: /s/ Len Vernon
Name: Len Vernon
Title:  Director, Finance and Administration

Date: February 13, 2006

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated February 13, 2006
99.2	Reconciliation with United States Generally Accepted Accounting Principles for the six months ended December 31, 2005 and 2004